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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Advanced Tissue Sciences, Inc.

(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
00755F103
(CUSIP Number)
October 3, 2001

(Date of Event Which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    /x/      Rule 13d-1(c)

    / /      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

    CUSIP No.      00755F103                Page 2 of 7

(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Medtronic, Inc. (41-0793183)

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)**	(b)	/ /
**Joint Filing

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
5,376,344

		(6)	Shared Voting Power

		(7)	Sole Dispositive Power
5,376,344

		(8)	Shared Dispositive Power

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,376,344

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
7.72%

(12)	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13G

    CUSIP No.      00755F103                Page 3 of 7

(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Medtronic Asset Management, Inc. (41-1721127)

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)**	(b)	/ /
**Joint Filing

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
5,376,344

		(6)	Shared Voting Power

		(7)	Sole Dispositive Power
5,376,344

		(8)	Shared Dispositive Power

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,376,344

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
7.72%

(12)	Type of Reporting Person (See Instructions)
CO

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)	Name of Issuer
Advanced Tissue Sciences, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices
10933 North Torrey Pines Road La Jolla, California 92037-1005
Item 2(a)	Name of Person Filing
See Cover Pages, Item 1
Item 2(b)	Address of Principal Business Office or, if none, residence:
710 Medtronic Parkway NE Minneapolis, Minnesota 55432-5604
Item 2(c)	Citizenship:
See Cover Pages, Item 4
Item 2(d)	Title of Class of Securities:
Common Stock, $.01 par value
Item 2(e)	CUSIP No.:
See Cover Pages
Item 3.	If This Statement Is Filed Pursuant To Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether The Person Filing is a:
(a) / / Broker or dealer registered under Section 15 of the Act.
(b) / / Bank as defined in Section 3(a)(b) of the Act.
(c) / / Insurance company as defined in Section 3(a)(19) of the Act.
(d) / / Investment company registered under Section 8 of the Investment Company Act.
(e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. /x/
Item 4	Ownership
See Cover Pages, Items 5 through 11
Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable
Item 8	Identification and Classification of Members of the Group:
Not applicable
Item 9	Notice of Dissolution of Group:
Not applicable
Item 10	Certifications:

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

Exhibits

    Joint Filing Agreement, dated October 11, 2001, between the Reporting Persons.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    October 11, 2001

MEDTRONIC, INC. (Signature)
By:	/s/ Michael D. Ellwein Vice President and Chief Development Officer
MEDTRONIC ASSET MANAGEMENT, INC.
By:	/s/ Michael D. Ellwein Vice President

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SCHEDULE 13G
SCHEDULE 13G
SIGNATURE